TC BIOPHARM (HOLDINGS) PLC

Maxim 1, 2 Parklands Way

Holytown, Motherwell ML1 4WR

Scotland, United Kingdom

May 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Christine Westbrook

Re:	TC BioPharm (Holdings) plc
Registration Statement on Form F-1, File No. 333-265159

Ladies and Gentlemen:

Reference is made to the acceleration request letter of TC Biopharm (Holdings) plc (the “Company”) dated May 23, 2022 (the “Acceleration Request”) requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 5:00 p.m., Eastern Daylight Time, on Wednesday, May 25, 2022, or as soon thereafter as practicable.

The Company hereby notifies the Commission of its withdrawal of the Acceleration Request for the above-referenced time until such time as the Company may subsequently request.

Sincerely yours,

By:	/s/ Martin Thorp
Martin Thorp
Chief Financial Officer